Exhibit (a)(1)(E)

EATON VANCE CORP.
FORM OF E-MAIL REGARDING CHANGE TO THE EXCHANGE OFFER

To all Parametric Phantom Incentive Plan participants:

As we shared on August 28, 2019, Eaton Vance Corp. is offering the opportunity to exchange all outstanding awards granted under the Parametric Phantom Incentive Plans (which awards are currently settled upon vesting in shares of Eaton Vance Corp. non-voting common stock) for Eaton Vance Corp. restricted stock awards (“RSAs”).

Today, Eaton Vance Corp. filed revised offer materials with the SEC to reflect a change in the consideration being offered. The exchange offer still allows you to exchange your outstanding awards for a number of RSAs, but the number of RSAs will now be determined based on a fixed exchange ratio, as described in the revised offer materials filed with the SEC and attached to this email.

The exchange offer commenced on August 28, 2019, and you will have until 7 p.m., Eastern time, on Friday, September 27, 2019 to decide whether you would like to participate.

We will be holding a Town Hall meeting on September 13, 2019 at 11 a.m. (PST) and September 18, 2019 at 10:30 a.m. (PST) to provide an overview of the exchange offer and to answer questions. I hope you can join me for this informative meeting.

Sincerely,

Brian Langstraat

CEO of Parametric Portfolio Associates LLC